SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

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D9192	Annex 1 - Decree No. 9,192/2017	Page 1 of 6

DECREE NO. 9,192, NOVEMBER 6, 2017

Regulates the Law 12,783, dated January 11, 2013,
which provides procedures for bidding for concessions
of distribution and transmission associated to the
transfer of control of legal entity providing electric
energy public utility, and makes other provisions.

     The PRESIDENT OF THE REPUBLIC, according to the assignments incumbent on him under Article 84, caput, Items IV and VI, letter “a”, of the Constitution, and taking into account the provisions under

Article 8, Paragraph 1-A, Paragraph 1-C and Paragraph 1-D, under Article 11, Paragraph 5, and under Article 21-B of Law 12,783, dated January 11, 2013, and Law 13,334, dated September 13, 2016,

RESOLVES:

     Article 1 The Federal Government may promote the bidding for concession of the electric energy related to the transfer of control of the legal entity providing service under the direct or indirect control of the Federal Government, State, Federal District or City, observing the provisions under Article 8, Paragraph 1-A, Paragraph 1-C and Paragraph 1-D, of Law 12,783, dated January 11, 2013.

     Paragraph 1 The contract of concession of electric energy distribution, resulting from the bidding procedure referred to in the caput, shall elapse over thirty years, as of the date of its execution.

     Paragraph 2 For the bidding procedure for concession of the electric energy referred to in the caput, the controlling shareholder of the legal entity responsible for the provision of the service of electric energy distribution shall observe by the following requirements:

     I - forward, to the Ministry of Mines and Energy, the request or ratification of the former request, under the term of up to fifteen days, as of the date of publication of this Decree, so that the Federal Government performs the bidding procedure for concession of the electric energy related to the transfer of controlling interest, under the conditions established in this Decree; and

     II - in the event that the legal entities directly or indirectly controlled by the State, Federal District or Municipality, the controlling shareholder shall also:

     a) delegate competences to the Federal Government, either directly or indirectly, for performance and follow-up of the bidding procedure;

     b) adopt, as the case may be, the measures necessary for the compliance of the rulings and requests of the Ministry of Mines and Energy, of the Brazilian Agency of Electric Energy - Aneel, and other agencies and entities of the federal public administration with inspection jurisdiction; and

     c) forward the request or the ratification referred to in Item I, accompanied by the statement of the Office of the State Attorney General, or else of the Federal District or City, and, as the case may be, the other competent agencies.

     Article 2 The legal entity responsible for the provision of the service of electric energy distribution directly or indirectly controlled by the Federal Government, shall abide, on a subordinated nature, the provisions under Decree 8,893, dated November 1, 2016.

     Article 3 In the event that the legal entity responsible for the provision of the service of electric energy distribution, directly or indirectly controlled by the States, Federal District or the Municipalities, BNDES, the Brazilian Development Bank, shall be responsible for the performance and follow up of the process of privatization referred to under Article 1, which shall:

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D9192	Annex 1 - Decree No. 9,192/2017	Page 2 of 6

I - make the privatization processes public, and provide information, as requested by the competent agencies;

     II - engage the consulting firms to perform evaluation studies and other specialized services necessary for the sale of the controlling interest referred to under Article 1;

     III - when applicable, engage the audit firm, as well as other specialized services necessary for the privatization;

     IV - forward to the State Ministers of Mines and Energy, Finance and Planning, Development and Management, for their approval, the result of the studies and economic assessments of the companies with operational modality to be applied in each privatization, adjustments of corporate, regulatory, operating, accounting or legal nature, and the financial restructuring for the legal entities responsible for the provision of the service of electric energy distribution, and other conditions applicable to the privatizations;

     V - facilitate, as the case may be, the liaison with the system of distribution of securities and the stock exchange; and

     VI - prepare, as under its responsibility, the documentation of the processes of privatization for appraisal of the Federal Court of Accounts.

     Sole paragraph. The documentation of the process of privatization shall be submitted by the controlling shareholder of the legal entity responsible for the provision of the service of electric energy distribution to the respective federative controlling agency, under the terms of the applicable laws.

     Article 4 In the bidding procedures referred to under Article 1, the criteria for trial of proposals shall be those established in Article 15, caput, Items I and II, of Law 8,987, dated February 13, 1995, abiding by the provisions in this Article.

     Paragraph 1 Aneel shall provide information about the relaxations necessary for the tariff parameters, with the purpose of allowing the economic and financial balance of the concession to be subject to bidding, under the terms of Article 8 of Law 12,783, of 2013.

     Paragraph 2 To ensure the initial economic and financial balance of the concession contract, the granting power shall incorporate, in the concession contract, conditions compatible with the relaxations necessary for the economic and financial balance of the concession to be subject to bidding, under the terms established in Article 8 of Law 12,783, of 2013.

     Paragraph 3 The relaxations referred to in Paragraphs 1 and 2 shall be considered as premises in the studies referred to in Article 3, caput, Items II and III, of this Decree and in Article 2, caput Item II, of Decree 8,893, of 2016.

     Paragraph 4 The modeling of the bidding procedure for concession of the electric energy provided for under Article 1 shall take into consideration the relaxation of the tariff parameters referred to in paragraphs 1 and 2 up to the limit necessary for the assessment value of the company, considering the new concession contract, be zero.

     Paragraph 5 The relaxations referred to in Paragraphs 1 and 2 shall entail the adoption of the discretion provided for in Article 15, caput, Item I, of Law 8,987, of 1995, for trial of proposals, which shall be submitted to auction under the terms of smaller provisional tariff addition, as established under notice.

     Paragraph 6 In the event that the said provisional tariff addition and tariff recognition referred to under Article 6 be reduced to zero in the proposals submitted under the bidding procedure, the criterion of bidding shall be the highest amount of the grant offered, abiding by the provisions under Article 15, caput, Item III, of Law 8,987, of 1995, upon reference to the Ministry of Finance concerning the payment conditions, especially the term and manner of payment.

     Paragraph 7 If an economic and financial imbalance is not identified in the concession area, under the terms of Paragraph 1, or in the event of the studies provided for under Article 3, caput, Items II and III, of this Decree and in Article 2, caput, Item II, of Decree 8893, of 2016, show the positive value of the company considering the new concession contract before the adoption of the relaxations provided for under paragraphs 1 and 2 and the recognition referred to under Article 6, there shall be application of the discretion for trial of proposals defined in Article 15, caput, Item II, of Law 8,987, of 1995, in the bidding procedure for concession of the electric energy referred to under Article 1.

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D9192	Annex 1 - Decree No. 9,192/2017	Page 3 of 6

Paragraph 8 In the event provided for in Paragraph 7, the relaxations of the tariff parameters and the tariff recognitions referred to under Article 6, which may be already in effect, shall be removed in the first tariff process subsequent to the signature of the concession contract.

     Paragraph 9 In the bidding procedure wherein the discretion of adjudication referred to in Paragraph 7 is used, the minimum value of the grant, upon reference to the Ministry of Finance concerning payment conditions, especially the term and manner of payment, shall be defined based on the studies provided for under Article 3, caput, Items II and III, of this Decree or in Article 2, caput, Item II, of Decree 8,893, of 2016, and shall:

     I - the value of the new concession contract, in the case in which the assessment value of the company, disregarding the new concession contract obtained from studies, is positive; or

     II - the result of the addition of value of the new concession contract and the assessment value of the company, disregarding the new concession contract obtained from studies, if the event referred to in Item I is not found.

     Paragraph 10. Based on the studies referred to in Article 3, caput, Items II and III, of this Decree and in Article 2, caput, Item II, of Decree 8,893, of 2016, already considering the relaxations provided for under paragraphs 1 and 2 and the recognition referred to under Article 6, if the assessment value of the company plus the value of the new concession contract is negative, the controlling shareholder of the legal entity that provides the service of distribution of electric energy may approve the adoption of the recommendations of studies so that said addition matches zero, as defined by the following competent bodies:

     I - Council of the Partnership and Investment Program - CPPI, in the event established under Article 2; or

     II - Ministries of Mines and Energy, Finance, and Planning, Development and Management, under the event provided for in Article 3.

     Paragraph 11. The recommendations referred to in Paragraph 10 may include, among other measures, the realization of:

     I - contribution of funds; and

     II - corporate operations in the legal entity responsible for the provision of the service of electric energy distribution Paragraph 12. In the event that the recommendations referred to in paragraphs 10 and 11 are not approved under the term established by the competent agencies, there shall be application of Article 5.

     Paragraph 13. The winning bidder shall be entitled to a new concession contract upon the purchase of shares to be sold for the purposes of transfer of the company’s controlling interest.

     Paragraph 14. The value of the shares to be sold shall be established by the studies provided for under Article 3, caput, Items II and III, of this Decree or in Article 2, caput, Item II, of Decree 8,893, of 2016, disregarding the new concession contract, event in which a symbolic minimum value shall be established for the purposes of transfer of control of legal entity.

     Paragraph 15. The new utility company shall, according to the rules and terms to be defined in the notice, purchase the assets and the reversible facilities linked to the provision of the service which are under a property different from that of the company which shall have the controlling interest transferred by way of the bidding procedure referred to in the caput, at an amount corresponding to the part of the investments not amortized and/or not depreciated associated thereto, valued based on VNR methodology.

     Article 5 Aneel shall perform the bidding procedure for concession of distribution of electric energy, without transfer of the controlling interest of the legal entity responsible for the provision of the service of electric energy distribution, in the following events:

     I - upon decision of CPPI, for enterprises qualified under the scope of the Partnership and Investment Program of the Presidency of the Republic, or by decision of the Ministries of Mines and Energy, Finance, and Planning, Development and Management, in the other cases.

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D9192	Annex 1 - Decree No. 9,192/2017	Page 4 of 6

II - if the controlling shareholder of the legal entity responsible for the provision of the service of electric energy distribution:

     a) does not meet the provisions under Article 1, Paragraph 2; or

     b) does not approve the recommendations referred to under Article 4, paragraphs 10 and 11, under the terms established based on the provisions of Article 4, Paragraph 12; or

     III - in the case of failure achieving the purpose of the bidding procedure provided for under Article 1.

     Paragraph 1 In the bidding procedure referred to in the caput, there shall abidance by the discretion of trial of proposals, provided for under Article 15, caput, Item I, of Law 8,987, of 1995, the discretion referred to in Article 4, Paragraph 6, and the consistency with the maintenance of tariff relaxations or recognitions, as already in practice.

     Paragraph 2 The bidding procedure winner referred to in the caput shall acquire, according to the rules and terms to be defined by Aneel in the respective notice, from the party responsible for proving the public utility of distribution of electric energy, the assets and reversible facilities linked to the provision of the service, at an amount corresponding to the part of the investments not amortized and/or not depreciated associated thereto, valued based on VNR methodology.

     Paragraph 3 The bidding procedure winner referred to in the caput shall reimburse the part responsible for proving the public utility of distribution of electric energy for any remaining balances, if positive, insufficiency of payment or tariff reimbursement related to financial amounts to be ascertained based on the regulations previously set by Aneel, including those only constituted after the last tariff change.

     Paragraph 4 ANEEL shall define the energy purchase and energy transmission obligations, as well as the sector charges to be assumed by the new utility company, as of the effectiveness of the new concession contract.

     Paragraph 5 The new utility company shall not undertake responsibility for the obligations of the provider of the services of distribution appointed, not provided for in the notice.

     Paragraph 6 Aneel may set the additional conditions necessary for ensuring the initial economic balance of the concession to be subject to bidding.

     Article 6 The concession contract of the new utility company shall provide for the tariff recognition related to the loans referred to under Article 4, Paragraph 4, Item VI, of Law 5,655, dated May 20. 1971, under the terms of the notice of bidding.

     Article 7 The amount received by Centrais Elétricas Brasileiras S.A. - Eletrobras, from the sale of the shares referred to under Article 4, Paragraph 12, shall be deposited in the Global Reversal Reserve - RGR fund, up to the value of return of the sum of RGR used for the purchase of shares, under the terms of Article 21-B of Law 12,783, of 2013.

Sole paragraph. The value paid for the grant referred to under Article 4 shall not be part of the sum referred to in the caput, for the purposes of the provisions of Article 21-B of Law 12,783, of 2013.

     Article 8 The BNDES may directly enter into a contract with State, Federal District or Municipality for the realization of bidding procedure for sale of control, as referred to under Article 11, Paragraph 5, of Law 12,783, of 2013, which regulates, among other elements, those related to Article 1, Paragraph 2, item II, of this Decree.

     Article 9 The Federal Government may promote the bidding procedure for concession of transmission of electric energy related to the transfer of control of the legal entity providing service under the direct or indirect control of the Federal Government, State, under the terms established by Article 8, Paragraph 1-A, of Law 12,783, of 2013.

     Paragraph 1 For the bidding procedure referred to in the caput, an application of the controlling shareholder of the legal entity responsible for the provision of the service of electric energy transmission shall be sent to the Ministry of Mines and Energy, within the term of up to forty-five days, as of the date of publication of this Decree, abiding by the conditions established in this Decree:

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D9192	Annex 1 - Decree No. 9,192/2017	Page 5 of 6

Paragraph 2 The concession provided for in the caput shall be appointed for qualification under the scope of the Partnership and Investment Program of the Presidency of the Republic, observing the provisions under Law 13,334, dated September 13, 2016.

     Paragraph 3 The bidding procedure referred to in the caput shall have as criteria the smaller value of the Annual Income Allowed - RAP.

     Paragraph 4 The winning bidder shall be entitled to a new concession contract, for the term of thirty years, upon the purchase of shares to be sold for the purposes of transfer of the company’s controlling interest.

     Paragraph 5 For the bidding procedure referred to in the caput there shall be application of the provisions under Article 3, except as regards what is established in its item IV and its sole paragraph.

     Paragraph 6 The value of the shares to be sold shall be established by the studies provided for under Article 3, caput, Items II and III, disregarding the new concession contract, event in which a symbolic minimum value shall be established for the purposes of transfer of control of legal entity.

     Paragraph 7 In the event that the company’s assessment value, considering the new concession contract, is not positive, the legal entity referred to in the caput shall apply the recommendations of the studies referred to in Article 3, caput, Items II and III, to be defined by CPPI.

     Paragraph 8 To perform the bidding procedure as established in the caput, the value of the company, considering the new concession contract, based on the studies provided for in Article 3, head provision, Items II and III, and the recommendations referred to in Paragraph § 7, shall be positive.

     Paragraph 9 In the event that the recommendations referred to in paragraph 7 are not adopted, there shall be application of Article 10.

     Article 10. Aneel shall set the criteria and perform the bidding procedure for concession of transmission of electric energy, without transfer of the controlling interest of the legal entity in charge of providing the service of transmission of electric energy, in the following events:

     I - upon decision of CPPI, for projects qualified under the scope of the Partnership and Investment Program of the Presidency of the Republic;

     II - if the controlling shareholder of the legal entity responsible for the provision of electric energy transmission service:

     a) does not meet the provisions under Article 9, Paragraph 1; or

     b) does not meet, under the term established by CPPI, to the recommendations referred to under Article 9, Paragraph 7; or

     III - in the case of failure achieving the purpose of the bidding procedure provided for under Article 9.

     Paragraph 1 The bidding procedure winner shall acquire, from the party responsible for proving the public utility of transmission of electric energy, the assets and reversible facilities linked to the provision of the service, at an amount corresponding to the part of the investments not amortized and/or not depreciated connected thereto, valued based on VNR methodology.

     Paragraph 2 The bidding procedure winner referred to in the caput shall reimburse part responsible for proving the public utility of transmission of electric energy for any remaining balances, if positive, insufficiency of payment or restitution for tariff related to financial amounts to be ascertained based on the regulations previously set by Aneel, including those constituted after the last tariff change.

     Paragraph 3 The new utility company shall not undertake responsibility for the obligations of the provider of the services of transmission appointed, not provided for in the notice.

     Paragraph 4 Aneel shall set the conditions necessary for ensuring the initial economic balance of the concession to be subject to bidding.

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D9192	Annex 1 - Decree No. 9,192/2017	Page 6 of 6

Article 11. The BNDES shall be entitled to remuneration for performance of the activities under its responsibility, in accordance with the provisions under this Decree, as well as the reimbursement of the expenditure with third-part.

     Paragraph 1 The payments referred to in the caput shall be the responsibility of the controlling shareholder of the legal entity responsible for the electric energy distribution or transmission service.

     Paragraph 2 The notice may establish that the bidding procedure winner referred to under Article 1 and Article 9 makes the payments referred to under the caput.

     Article 12. The provisions under Article 1 and Article 9 shall be applicable only to companies already established on the date of publication of this Decree.

Article 13. The adhesion by the bidding procedure referred to under Article 1 and Article 9 by the controlling shareholder of the legal entity responsible for the provision of the service implies the acceptance of the provisions of the Decree.

     Article 14. The bidding procedures provided for under this Decree shall be held without previous reversal of the assets linked to the service provision, under the terms established under Article 8, Paragraph 1, of Law 12,783, of 2013, except if there is decision otherwise rendered down under the CPPI Resolution.

     Article 15. This Decree shall become effective on the date of its publication.

Brasília, November 6, 2017; 196th Anniversary of the Independence and 129th of the Republic.

MICHEL TEMER
Fernando Coelho Filho

This text does not replace the one published in the Official Gazette (DOU) dated November 7, 2017

*

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Annex 2.a - Resolution CPPI No. 20/2017

PRESIDENCY OF THE REPUBLIC

COUNCIL OF THE PRESIDENCY OF THE REPUBLIC'S INVESTMENT PARTNERSHIP PROGRAM

RESOLUTION No. 20 - NOVEMBER 8, 2017

Approves the transfer of Centrais Elétricas Brasileiras S.A. – Eletrobras’ stock control in Companhia Boa Vista Energia S.A., Companhia Energética de Alagoas, Companhia Energética do Piauí, Centrais Elétricas de Rondônia S.A., Companhia de Eletricidade do Acre S.A. and Amazonas Distribuidora de Energia S.A., associated with the concession granting of the public electricity distribution service under the conditions and any other measures it determines.

     THE PRESIDENCY OF THE REPUBLIC'S COUNCIL OF INVESTMENT PARTNERSHIP PROGRAM, in its attributions, granted by articles 4, 5 and 7 of Law No. 13,334, of September 13, 2016, and in view of the provisions of article 6, item II, of Law No. 9,491, of September 9, 1997, and

     Whereas, Centrais Elétricas Brasileiras SA - Eletrobras holds 100% (one hundred percent) of the total and voting capital stock of Boa Vista Energia S.A. - Boa Vista, Companhia Energética de Alagoas - Ceal, Companhia Energética do Piauí - Cepisa, and approximately 96.71% of the voting capital stock of Companhia de Eletricidade do Acre S.A. - Electroacre;

     Whereas, the distribution companies and the concession of the public electricity distribution service they held were qualified as a national priority and included in the Investment Partnerships Program (PPI) on November 1, 2016, through Decree No. 8,893, of November 1, 2016;

     Whereas, Decree No. 8,893 of 2016 designated the Ministry of Mines and Energy as responsible for coordinating and monitoring the procedures and stages of the privatization process;

     Whereas, Decree No. 8,893 of 2016 designated the National Economic and Social Development Bank - BNDES as responsible for executing and monitoring the privatization process of the electricity distribution companies, pursuant to Article 6, paragraph 1, and Article 18, of Law No. 9,491, of September 9, 1997;

     Whereas, the Ministry of Mines and Energy, in the use of the attributions granted by Article 87, sole paragraph, items II and IV, of the Constitution, and in view of the provisions of Article 9, paragraph 1, of Law No. 12,783 of January 11, 2013, Decrees No. 7,805, September 14, 2012 and No. 8,461, dated June 2, 2015, designated Amazonas Distribuidora, Eletroacre, Ceron, Cepisa, Ceal and Boa

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Annex 2.a - Resolution CPPI No. 20/2017

Vista as responsible for the provision of the public electricity distribution service, under the terms of, respectively, MME Ordinances No. 420, No. 421, No. 422, No. 423, No. 424 and No. 425, of August 3, 2016, in order to guarantee the continuity of the service, which will be provided under the terms and conditions established in Ordinance MME No. 388, of July 26, 2016;

     Whereas, the shareholders of Eletrobras, by means of the 165th Extraordinary Shareholder Meeting held on July 22, 2016, decided, by majority vote, to approve, pursuant to the Brazilian Corporate Law, the transfer of share control of the distribution companies, pursuant to Article 8, paragraph 1 of Law No. 12,383, of 2013, with the wording provided by Law No. 13,360, dated November 17, 2016, provided that, until the transfer of a distribution company to the new controlling shareholder, such distribution company receives directly from the Federal Union or through tariff charging, the resources and remuneration necessary to operate, maintain and make investments that are related to the public services of the respective distribution company, maintaining the economic and financial balance of the distribution company, without any contribution of resources, in any capacity, by Eletrobras;

     Whereas, Article 8, paragraph 1-A, of Law No. 12,783, of 2013, allowed the Union, when the service provider is a legal entity under its direct and indirect control, to grant a concession contract for a period of 30 (thirty) years associated with the transfer of control of the legal entity providing the service;

     Whereas, the National Electricity Agency - ANEEL held, from December 2016 to February 2017, Public Consultation No. 94/2016, with the objective of receiving contributions to improve the drafting of the new Public Service Concession Agreement of Energy Distribution, in compliance with the provisions of Article 8, paragraph 1-A, of Law No. 12,783, of 2013;

     Whereas, the Executive Board of ANEEL, through Order No. 1,213, of May 2, 2017, approved the draft of the Concession Agreement of the Public Service of Distribution of Electric Energy for use in the bidding processes referred to in paragraph 1-A of Article 8 of Law No. 12,783, of 2013;

     Whereas, the Ministry of Mines and Energy, through Ordinance No. 342, dated August 25, 2017, promoted a new Public Consultation in the period from August 28, 2017 to September 6, 2017, for specific adjustments to the draft for the new Concession Agreement;

     Whereas, the Ministry of Mines and Energy, by means of Ordinance No. 346, dated August 31, 2017, determined that, in the 2017 tariff process, ANEEL would make, in a transitory manner, the regulatory parameters regarding operating costs and non-technical losses more flexible, with the objective of allowing the economic balance of the public electricity distribution service concessions to which the distribution companies were entitled; and

     Whereas, the publication of Decree No. 9,192 of November 6, 2017, which regulates the electric power distribution concession bidding associated with the transfer of control of the legal entity providing the service under direct or indirect control of the Federal Government,

DETERMINES:

     Article 1 – Pursuant to this Resolution, the conditions for the transfer of the majority control held by Centrais Elétricas Brasileiras SA - Eletrobras in Companhia de Eletricidade do Acre S.A. -Eletroacre, Centrais Elétricas de Rondônia S.A. - Ceron, Companhia Energética do Piauí – Cepisa, Energias de Alagoas - Ceal, Boa Vista Energia S.A. - Boa Vista and Amazonas Distribuidora de Energia S.A. - Amazonas Energia are hereby approved, as well as the preferred shares issued by them, in association with the granting of the concession of the electric energy distribution service in areas defined by the National Electric Energy Agency – ANEEL;

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Annex 2.a - Resolution CPPI No. 20/2017

     Article 2 – The privatization of the distribution companies together with the granting of a new electric power distribution concession, will take place in accordance with the provisions of Article 4, items I and VI, of Law No. 9,491, dated September 9, 1997, through the sale of the following:

     I - Eletroacre: the number of common and preferred shares owned by Eletrobras representing at least 96.71% (ninety-six dot seventy-one percent), minus 1 (one) common share, of Eletroacre’s capital stock on the date of settlement of the auction, for the total amount of R$50,000.00 (fifty thousand reais);

     II - Ceron: the number of common shares owned by Eletrobras representing 100% (one hundred percent), minus 1 (one)common share, of Ceron’s capital stock, on the date of settlement of the auction, for the total amount of R$50,000.00 (fifty thousand reais);

     III - Cepisa: the number of common shares and preferred shares owned by Eletrobras representing 100% (one hundred percent), minus 1 (one)common share, of Cepisa's capital stock, on the date of settlement of the auction, for the total amount of R$50,000.00 (fifty thousand reais);

     IV - Ceal: the number of common shares and preferred shares owned by Eletrobras representing 100% (one hundred percent), minus 1 (one)common share, of Ceal’s capital stock, on the date of settlement of the auction, for the total amount of R$50,000.00 (fifty thousand reais);

     V - Boa Vista: the number of common shares owned by Eletrobras that represent 100% (one hundred percent), minus 1 (one)common share, of Boa Vista’s capital stock, on the date of settlement of the auction, for the total value of R$50,000.00 (fifty thousand reais); and

     VI - Amazonas Distribuidora: the number of common shares and preferred shares owned by Eletrobras representing 100% (one hundred percent), minus 1 (one) common share, of Amazonas Distribuidora’s capital stock, on the date of settlement of the auction, for the total amount of R$50,000.00 (fifty thousand reais).

     Paragraph 1 - Eletrobras shall remain the holder of 1 (one) common share in each distribution company, after the sale of the shares to employees and retirees pursuant to Article 11 of this Resolution.

     Paragraph 2 - The payment for the shares held by Eletrobras shall be made in cash and in national currency.

     Paragraph 3 - The minority shareholders of Eletroacre shall be entitled to sell their shares to the new controlling shareholder under the same conditions and prices paid by Eletroacre for the shares of Eletrobras.

     Article 3 – Eletrobras shall, prior to the effective transfer of the share control, make adjustments to the distribution companies by converting debt into equity capital or through the assumption of debts of the distribution companies to Eletrobras and / or third parties, in the following amounts:

     I - Eletroacre: R$113,779,871.99 (one hundred and thirteen million, seven hundred and seventy-nine thousand, eight hundred and seventy-one reais and ninety-nine centavos);

     II - Ceron: R$1,872,522,463.42 (one billion, eight hundred seventy-two million, five hundred twenty-two thousand, four hundred and sixty-three reais and forty-two centavos);

     III - Cepisa: R$50,000.00 (fifty thousand reais);

     IV - Ceal: R$50,000.00 (fifty thousand reais);

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Annex 2.a - Resolution CPPI No. 20/2017

     V - Boa Vista: R$342,120,486.20 (three hundred and forty-two million, one hundred and twenty thousand, four hundred and eighty-six reais and twenty centavos); and

     VI - Amazonas Distribuidora: R$8,911,866,558.94 (eight billion, nine hundred and eleven million, eight hundred and sixty-six thousand, five hundred and fifty-eight reais and ninety-four centavos).

     Paragraph 1 - In addition to the adjustments provided for in the caput of this article, Eletrobras shall assume the rights and obligations of the distribution companies, related to the Fuel Consumption Account (CCC) and the Energy Development Account (CDE), including credits and debits that are subsequently recognized by a competent entity or by the distribution companies and whose generating event is prior to the transfer of the share control referred to in this Resolution.

     Paragraph 2 - Without limitation to the provisions of paragraph 1 of this article, Amazonas Distribuidora may pay debts to Eletrobras by transferring the entirety of the shares issued by Amazonas Geração e Transmissão SA - Amazonas GT, in favor of Eletrobras and/or third parties, whose value will be deducted from the amount of adjustment indicated in item VI of this article.

     Paragraph 3 - The General Meeting of Eletrobras for the resolution of the sale of the share control referred to in this Resolution and the measures provided for in this article shall be held until December 29, 2017, in accordance with what is established in Article 4, paragraph 12, of Decree No. 9,192, of November 6, 2017 and Article 42, item I, of Eletrobras' Bylaws.

     Paragraph 4 - The unbundling of Amazonas Distribuidora shall be completed by March 2, 2018.

     Article 4 - The Privatization Notice shall indicate the quantity and value of the shares of each distribution company, to be offered in the privatization bid, and each lot must be purchased in full by the same buyer.

     Article. 5 - The bidding process will take place in a sequential auction mode, to be held at a public session, through the presentation of economic proposals in closed envelopes, with provision for open outcry in the cases set out in the Privatization Notice.

     Paragraph 1 - The bidding will be carried out with reversal of phases and only the qualification documents of the winner(s) of the auction will be opened.

     Paragraph 2 - The bidder, under penalty of disqualification, must present a specific closed envelope for each distribution company, indicating the respective economic proposal or express manifestation of lack of interest.

     Paragraph 3 - Prior to the beginning of each opening stage of the closed envelopes, the bidder may decline its economic proposal, provided that it has been recognized as a winning bidder in any of the previous auctions.

     Paragraph 4 - The bidder who offers the highest classification percentage, as set forth in the Request for Proposal, shall be considered the winner.

     Paragraph 5 - The classification percentage shall consist of a single rate that:

     I - from zero to one hundred points will indicate the discount regarding the additional transitional tariff for the concession of electric energy distribution, in the form of flexibilization of the regulatory parameters and the tariff recognition related to the Global Reversion Reserve (RGR) loans, dealt with in Article 4, paragraph 4, item IV, of Law No. 5,655, of May 20, 1971, contracted by the distribution companies, as approved by ANEEL; and

Free Translation

Annex 2.a - Resolution CPPI No. 20/2017

     II - what exceeds one hundred percent points will be multiplied by the reference value in reais established in the Privatization Notice, in order to indicate the respective amount offered as premium for the concession to be paid to the Federal Government.

     Paragraph 6 – The valid proposals will be arranged in the descending order of classification percentage, and bidders whose proposals are within range in relation to the highest offer, will be able to openly outcry as set forth in the Privatization Notice for each distribution company.

     Paragraph 7 - For the purposes of the provisions of paragraph 5, item I, additional transitional tariffs shall be understood as the transitory additional tariff resulting from the regulatory flexibilization approved by ANEEL, in order to allow the economic balance of the concession to be bid pursuant to Article 8, paragraph 1-A, of Law No. 12,783 of 2013.

     Article 6 - Bidders who offer an economic proposal for Eletroacre and Boa Vista will be granted the right to participate directly in the open outcry stage of any of the other auctions, even if the respective economic proposals are outside the minimum range established in the Privatization Notice.

     Sole paragraph - Each auction in which the bidder is declared winner will grant the right referred to in the caput, to be exercised in a subsequent bid, provided that the bidder has submitted a valid economic proposal for the distribution company to be tendered.

     Article 7 – To participate in the auction the bidder is required to present a bid guarantee, in accordance with the Privatization Notice.

     Article 8 - The deadline for submission of proposals shall be at least 15 (fifteen) days, counted from the date of publication of the Privatization Notice.

     Article 9 - The winning bidder shall acquire approximately 90% (ninety percent) of the shares held by Eletrobras in the capital stock of the distribution companies, after completion of the stages referred to in Article 3.

     Sole paragraph - The financial settlement of the sale of shares held by Eletrobras will be made in cash, in Brazilian currency, and will be, together with the minimum capital increase set forth in article 10, a condition for the granting of a new concession agreement for the electric energy distribution service.

     Article 10 - Simultaneously with the acquisition of the distributing company's shareholding control, the new controlling shareholder shall carry out a new capital increase in the distribution companies, by means of subscription and payment, immediately, of shares, according to the following minimum values:

     I - Eletroacre: R$238,805,729.30 (two hundred thirty-eight million, eight hundred and five thousand, seven hundred twenty-nine reais and thirty centavos);

     II - Ceron: R$241,099,855.91 (two hundred and forty-one million, ninety-nine thousand, eight hundred and fifty-five reais and ninety-one centavos);

     III - Cepisa: R$720,915,595.51 (seven hundred and twenty million, nine hundred and fifteen thousand, five hundred and ninety-five reais and fifty-one centavos);

     IV - Ceal: R$545,770,485.33 (five hundred and forty-five million, seven hundred and seventy thousand, four hundred and eighty-five reais and thirty-three centavos);

     V - Boa Vista: R$175,999,185.71 (one hundred seventy-five million, nine hundred and ninety-nine thousand, one hundred and eighty-five reais and seventy-one centavos); and

Free Translation

Annex 2.a - Resolution CPPI No. 20/2017

     VI - Amazonas Distribuidora: R$491,370,787.84 (four hundred ninety-one million, three hundred and seventy thousand, seven hundred and eighty-seven reais and eighty-four centavos).

     Article 11 - The employees and retirees of the respective distribution company will be offered the right to purchase the total shares held by Eletrobras, after the acquisition of the control of the distribution company by the new controlling shareholder, except for the provisions set forth in Article 2, paragraph 2.

     Paragraph 1 -The shares held by Eletrobras offered to employees and retirees shall be at least 10% (ten percent) of the number of shares held by Eletrobras prior to the sale to the winning bidder.

     Paragraph 2 - For the purposes of the offer to employees and retirees, the shares will be offered with approximately 10% (ten percent) discount on the minimum price per share, which shall be offset by the new controlling shareholder in order to guarantee for Eletrobras the values expected under Article 2.

     Paragraph 3 - Eletrobras will assign to the employees and retirees exercising the option to acquire the shares of the distribution company the pre-emptive right to subscribe to the capital increase referred to in Article 10.

     Paragraph 4 - The shares not acquired by the employees and retirees of the distribution company shall be compulsorily acquired by the new controlling shareholder, so that Eletrobras will remain with only one (1) common share.

     Article 12 - The conditions for the qualification of employees and retirees will be defined in the Privatization Notice.

     Paragraph 1 - The shares must be offered to the employees and retirees of the distribution company on an equal basis, among all those qualified, under the terms of the Privatization Notice.

     Paragraph 2 - The Privatization Notice may establish tie-breaking criteria for the purposes of acquisition of shares by employees and retirees.

     Paragraph 3 - The shares not acquired by employees and retirees shall be acquired by the winner of the bid, at a value equivalent to the offer value to the employees and retirees of the distribution company, and within a maximum period of 60 (sixty) days, counted from the date of the financial settlement of the last offer to employees and retirees of the company.

     Article 13 - Within three years from the date of signature of the purchase and sale agreement of the controlling shareholding of the distribution company, the new controlling shareholder will have the obligation to repurchase the shares acquired by the employees and retirees of the company, in the occasion of their wish to sell them, provided that such shares have been acquired within the scope of the offer to employees and retirees and/or the capital subscription provided for in Article 10 of this Resolution.

     Paragraph 1 - The repurchase of these shares shall be made at the acquisition value, plus the amount corresponding to 10% (ten percent) of the respective amount paid.

     Paragraph 2 - The amount referred to in paragraph 1 shall be limited to R$100,000 (one hundred thousand reais) per employee or retiree, not including the premium corresponding to 10% (ten percent) of the respective amount paid.

Free Translation

Annex 2.a - Resolution CPPI No. 20/2017

     Paragraph 3 - The value resulting from paragraph 1 above shall be adjusted by the referential rate of the Special Settlement and Custody System for Federal Securities (SELIC) from the settlement date of the purchase of shares by the employee or retiree of the distribution company.

     Article 14 - The approval of the transfer of share control by ANEEL and by the Administrative Council for Economic Defense (CADE) will be a condition for the following measures:

     I - adjustments by Eletrobras dealt with in Article 3 of this Resolution, except for the adoption of the measures referred to in Article 3, paragraph 2;

     II - financial settlement of the transfer of control of the distribution companies by the successful bidder;

     III - subscription and payment of the minimum capital increase of the distribution company by the new controlling shareholder, as provided for in Article 10 above; and

     IV - financial settlement of the purchase of the shares offered by Eletrobras to the employees and retirees of the relevant distribution company.

     Article 15 - Public hearings shall be held in the cities of Porto Velho - RO, Boa Vista - RR, Maceió - AL, Teresina - PI, Rio Branco - AC and Manaus - AM.

     Article 16 – The distribution companies are authorized to open the data room, including before the publication of the Request for Proposal, which must contain the data and documents of the distribution companies allowing the interested parties to carry out their due diligence.

     Paragraph 1 - A manual of the due diligence procedure shall be prepared for each distribution company, which shall define, among other matters, payment and/or guarantee for access to the data room.

     Paragraph 2 - The due diligence activities by the interested parties do not exclude the possibility of future events of clarifications related to the Request for Proposal for the privatization of the distribution companies, whose conditions will be included therein.

     Article 17 - Eletrobras will be granted the option to increase its participation in the share capital of the distribution companies by up to 30% (thirty percent), according to the provision to be provided in the Privatization Notice.

     Paragraph 1 - The deadline for the exercise of the option will be up to 6 (six) months, counted from the date of the execution of the purchase and sale agreement between Eletrobras and the winning bidder.

     Paragraph 2 - The payment of the equity interest may be made through the conversion of credits that Eletrobras still holds against the distribution companies in the capital stock.

     Paragraph 3 - The option provided for in the caput for the capital increase referred to in Article 10 does not apply.

     Paragraph 4 - After the transfer of the controlling interest to the winning bidder, any direct or indirect sale of the control of the distribution company will be conditional on the offer, by the buyer, for the acquisition of the shares held by Eletrobras, guaranteed the price equal to the amount paid per share of the block of control.

Free Translation

Annex 2.a - Resolution CPPI No. 20/2017

     Paragraph 5 – A draft of the shareholders' agreement to be signed by Eletrobras and the successful bidder shall be annexed to the Privatization Notice, which shall govern the provisions of this Article.

     Article 18 - BNDES shall receive compensation for the performance of the activities referred to in Decree No. 8,893 of 2016 and Decree No. 9,192 of 2017, as well as the reimbursement of expenses incurred with third parties, in the form agreed with Eletrobras.

     Article 19 - Pursuant to Article 7 of Decree 9,192 of 2017, and Article 21 of Law No. 9,491 of 1997, the amount to be deposited in the RGR, pursuant to article 21-B of Law 12,783 of 2013, shall be the amount transferred to Eletrobras, from the net value received by the sale of the shares of the distribution companies dealt with in this Resolution, after the applicable deductions.

     Article 20 - In the event of Ceal's privatization, the publication of the Privatization Notice shall be conditioned on the judicial conclusion and approval of an agreement regarding the payment of salary differences arising from the Bresser Plan, without prejudice to any possible updating of the technical evaluation studies of the distribution companies.

     Article 21 - Resolution CPPI No. 1 dated September 13, 2016 does not apply, except as provided for in its Articles 5, 18 and 19.

     Article 22 - This Resolution shall enter into force on the date of its publication.

W. MOREIRA FRANCO
Minister of State of the General Secretariat of the Presidency of the Republic

ADALBERTO SANTOS VASCONCELOS
Special Secretary of the Investment Partnerships Program of the General Secretariat of the Presidency of the Republic

Free Translation

Annex 2.b - Resolution CPPI No. 28/2017

PRESIDENCY OF THE REPUBLIC
INVESTMENT PARTNERSHIP PROGRAM COUNCIL OF THE PRESIDENCY OF THE REPUBLIC

RESOLUTION NO. 28 - NOVEMBER 22, 2017

Changes in the Resolution No. 20, from November 8, 2017, of the Investment Partnership Program Council which approves the transfer of Centrais Elétricas Brasileiras S.A. – Eletrobras’ stock control in Companhia Boa Vista Energia S.A., Companhia Energética de Alagoas, Companhia Energética do Piauí, Centrais Elétricas de Rondônia S.A., Companhia de Eletricidade do Acre S.A. and Amazonas Distribuidora de Energia S.A., associated with the concession granting of the public electricity distribution service.

THE MINISTER OF STATE OF THE GENERAL SECRETARIAT OF THE PRESIDENCY OF THE REPUBLIC AND THE MINISTER OF STATE OF MINES AND ENERGY, in its attributions, granted by article 1st of Resolution No. 21, from November 8, 2017, of the Investment Partnership Program Council, resolves, ad referendum:

Article 1st of Resolution No. 20, from November 8, 2017, of the Investment Partnership Program Council, shall enter into force with the following amendments:

“Article 3rd......................................................................................................

Paragraph 1 - In addition to the adjustments provided for in the caput of this article, Eletrobras shall, under the criteria established in its General Meeting, assume the rights and obligations of the distribution companies, related to the Fuel Consumption Account (CCC) and the Energy Development Account (CDE), recognized in the Distribution Companies’ Financial Statements at the base date of the studies considering the adjustments up to June 30, 2017, including the rights related to item IX of article 13 of Law 10,438, of April 26, 2002, with the new wording given by Law 13,299, dated June 21, 2016, in which Eletrobras shall, on the other hand, assume, in a commutative manner, equivalent rights and/or obligations.

Paragraph 3 - The General Meeting of Eletrobras for the resolution of the sale of the share control referred to in this Resolution and the measures provided for in this article shall be held until February 1st, 2018, in accordance with what is established in Article 4, paragraph 12, of Decree No.9,192, of November 6, 2017 and Article 42, item I, of Eletrobras' Bylaws.” (NR)

Article 2nd This Resolution shall enter into force on the date of its publication.

W. MOREIRA FRANCO
Minister of State of the General Secretariat of the Presidency of the Republic

FERNANDO COELHO FILHO
Minister of State of Mines and Energy

Free Translation

Annex 2.c - Resolution CPPI No. 29/2017

PRESIDENCY OF THE REPUBLIC
INVESTMENT PARTNERSHIP PROGRAM COUNCIL OF THE PRESIDENCY OF THE REPUBLIC

RESOLUTION 29, OF DECEMBER 28, 2017

Amends Resolution 20 of November 8, 2017, of the Investment Partnerships Program Council of the Presidency of the Republic, which approves the conditions of the transfer of shareholding control held by Centrais Elétricas Brasileiras S.A. - Eletrobras Companhia Boa Vista Energia S.A., at Companhia Energética de Alagoas, in Companhia Energética do Piauí, at Centrais Elétricas de Rondônia S.A., at Companhia de Eletricidade do Acre S.A. and at Amazonas Distribuidora de Energia S.A., in a manner associated with the concession of the public electricity distribution service concession.

     THE MINISTER OF STATE CHIEF OF THE GENERAL SECRETARIAT OF THE PRESIDENCY OF THE REPUBLIC AND THE MINISTER OF STATE OF MINES AND ENERGY, in the use of the attribution conferred on them by art. 1 of Resolution 21 of November 8, 2017 of the Council of the Program of Investment Partnerships Program Council, resolve, ad referendum:

     Art. 1º The Resolution 20 of November 8, 2017, of the Investment Partnerships Program Council of the Presidency of the Republic, will come into force with the following change:

     “Art. 3º...

     § 3º The Eletrobras’ General Meeting for the resolution of the sale of the shareholding control referred to in this Resolution and the measures provided for in this article shall be held until February 8, 2018, pursuant to what is established in art. 4, paragraph 12, of Decree 9,192, of November 6, 2017 and art. 42, I, of Eletrobras' By-Laws. (NR)

     Art. 2º This resolution shall enter into force on the date of its publication.

     Art. 3º It is revoked in art. 1 of Resolution 28, dated November 22, 2017, of the Investment Partnerships Program Council of the Presidency of the Republic, the part that changes the art. 3, paragraph 3, of Resolution 20 of November 8, 2017, of the Investment Partnerships Program Council of the Presidency of the Republic.

W. MOREIRA FRANCO
Minister of State Head of the General Secretariat	FERNANDO COELHO FILHO
of the Presidency of the Republic	Minister of State of Mines and Energy

[BNDES LOGO]	Classification: Controlled document Confidential
Access Restriction: BNDES related companies / Addressee

Free Translation

Annex 3 - Shares Deposit Receipt

Shares Deposit Receipt nº 001/2017

     In accordance of article 9 of Law nº 9.491, of September 9th, 1997, the present Shares Deposit Receipt (SDC) aims to update the SDC 206 of November 5th, 1997, in which we confirmed the deposit of 677.858.321 common shares and 11.666.03 preferred shares by Centrais Eletricas Brasileiras Eletrobras, that represents the Eletrobras Distribuição Alagoas capital, registered in the Shares Registration Book, and blocked in favor of Nacional Privatization Fund.

     This receipt will be automatically cancelled, for all legal purposes, in compliance with the provisions of Article 9, Third Paragraph, of this same law, at the end of privatization process.

Rio de Janeiro, November 10th, 2017.

     Best Regards,

[signed]	[signed]
Thiago Tavares Lemos	Denis Chelegati de Castro
Deputy Manager AF/DEFIN/GVAL2	Deputy Chief AF/DEFIN

[BNDES LOGO]	Classification: Controlled document Confidential
Access Restriction: BNDES related companies / Addressee

Free Translation

Annex 3 - Shares Deposit Receipt

Shares Deposit Receipt nº 002/2017

     In accordance of article 9 of Law nº 9.491, of September 9th, 1997, the present Stock Deposit Reciept (SDC) aims to update the SDC 219 of June 8th, 1998, in which we confirmed the deposit of 6.276.666.628 common shares, by Centrais Eletricas Brasileiras Eletrobras, that represents the Amazonas Distribuidora de Energia S/A registered in its Shares Registration Book, and blocked in favor of Nacional Privatization Fund.

     This receipt will be automatically cancelled, for all legal purposes, in compliance with the provisions of Article 9, Third Paragraph, of this same law, at the end of privatization process.

Rio de Janeiro, November 10th, 2017.

     Best Regards,

[signed]	[signed]
Thiago Tavares Lemos	Denis Chelegati de Castro
Deputy Manager AF/DEFIN/GVAL2	Deputy Chief AF/DEFIN

[BNDES LOGO]	Classification: Controlled document Confidential
Access Restriction: BNDES related companies / Addressee

Free Translation

Annex 3 - Shares Deposit Receipt

Shares Deposit Receipt nº 003/2017

     In accordance of article 9 of Law nº 9.491, of September 9th, 1997, the present Shares Deposit Receipt (SDC) aims to update the SDC 216 of April 17th, 1998, in which we confirmed the deposit of 1.212.156.653 common shares, by Centrais Eletricas Brasileiras Eletrobras, that represents the Eletrobras Distribuição Rondônia CERON registered in its Shares Registration Book, and blocked in favor of Nacional Privatization Fund.

     This receipt will be automatically cancelled, for all legal purposes, in compliance with the provisions of Article 9, Third Paragraph, of this same law, at the end of privatization process.

Rio de Janeiro, November 10th, 2017.

     Best Regards,

[signed]	[signed]
Thiago Tavares Lemos	Denis Chelegati de Castro
Deputy Manager AF/DEFIN/GVAL2	Deputy Chief AF/DEFIN

[BNDES LOGO]	Classification: Controlled document Confidential
Access Restriction: BNDES related companies / Addressee

Free Translation

Annex 3 - Shares Deposit Receipt

Shares Deposit Receipt nº 004/2017

     In accordance of article 9 of Law nº 9.491, of September 9th, 1997, the present Shares Deposit Reciept (SDC) aims to update the SDC 221 of July 15th, 1998, in which we confirmed the deposit of 320.742.889 common shares, by Centrais Eletricas Brasileiras Eletrobras, that registered in its Shares Registration Book, and blocked in favor of Nacional Privatization Fund.

     This receipt will be automatically cancelled, for all legal purposes, in compliance with the provisions of Article 9, Third Paragraph, of this same law, at the end of privatization process.

Rio de Janeiro, November 10th, 2017.

     Best Regards,

[signed]	[signed]
Thiago Tavares Lemos	Denis Chelegati de Castro
Deputy Manager AF/DEFIN/GVAL2	Deputy Chief AF/DEFIN

[BNDES LOGO]	Classification: Controlled document Confidential
Access Restriction: BNDES related companies / Addressee

Free Translation

Annex 3 - Shares Deposit Receipt

Shares Deposit Receipt nº 005/2017

     In accordance of article 9 of Law nº 9.491, of September 9th, 1997, the present Shares Deposit Reciept (SDC) aims to update the SDC 223 of September 2nd, 1998, in which we confirmed the deposit of 744.131.334 common shares, 19.310.694 preferred shares type A and 15.781.524 preferred shares type B, by Centrais Eletricas Brasileiras Eletrobras, that represents the Eletrobras Distribuição Piauí registered in its Shares Registration Book, and blocked in favor of Nacional Privatization Fund.

     This receipt will be automatically cancelled, for all legal purposes, in compliance with the provisions of Article 9, Third Paragraph, of this same law, at the end of privatization process.

Rio de Janeiro, November 10th, 2017.

     Best Regards,

[signed]	[signed]
Thiago Tavares Lemos	Denis Chelegati de Castro
Deputy Manager AF/DEFIN/GVAL2	Deputy Chief AF/DEFIN
Gerente Substituto AF/DEFIN/GVAL2	Chefe Substituto AF/DEFIN

[BNDES LOGO]	Classification: Controlled document Confidential
Access Restriction: BNDES related companies / Addressee

Free Translation

Annex 3 - Shares Deposit Receipt

Shares Deposit Receipt nº 006/2017

     In accordance of article 9 of Law nº 9.491, of September 9th, 1997, the present Shares Deposit Receipt (SDC) aims to update the SDC 225 of December 16th, 1998, in which we confirmed the deposit of 76.786.140.655 common shares and 27.920.572.636 preferred shares, by Centrais Eletricas Brasileiras Eletrobras, that represents the Companhia de Eletricidade do Acre ELETROACRE registered in its Shares Registration Book, and blocked in favor of Nacional Privatization Fund.

     This receipt will be automatically cancelled, for all legal purposes, in compliance with the provisions of Article 9, Third Paragraph, of this same law, at the end of privatization process.

Rio de Janeiro, November 10th, 2017.

     Best Regards,

[signed]	[signed]
Thiago Tavares Lemos	Denis Chelegati de Castro
Deputy Manager AF/DEFIN/GVAL2	Deputy Chief AF/DEFIN
Gerente Substituto AF/DEFIN/GVAL2	Chefe Substituto AF/DEFIN

Free Translation

Annex 4 - Decree No. 8,893 of November 01, 2016

DECREE No. 8.893, OF NOVEMBER 1, 2016

     Provides on the projects of the Investment Partnership Program - PPI that will be treated as national priority in the sectors of energy and mining.

The REPUBLIC PRESIDENT, using his assignments granted to him by art. 84, main clause, items IV and VI, sub-item “a”, of the Constitution, and taking into account the provisions on Law no. 13.334, of September 13, 2016,

DETERMINES:

Art. 1 The following federal public projects are qualified as national priority in the sectors of energy and mining, under the terms of art. 1, art. 4, main clause, item II, and art. 5 of Law no. 13.334, of September 13, 2016:

I - fourteenth round of bids of exploratory oil and natural gas blocks under the concession regime;

II - fourth round of bids of oil and natural gas (onshore fields) marginal fields under the concession regime;

III - second round of bids under the regime of production sharing (areas likely to be unitized);

IV - Amazonas Distribuidora de Energia S.A., and the public service concession of electric power distribution which it was the holder;

V - Boa Vista Energia S.A. and the public service concessions of electric power distribution which it was the holder and those to which it is or has been designated as responsible, on a temporary basis, for the provision of the service;

VI - Companhia de Eletricidade do Acre and the public service concession of electric power distribution which it was the holder;

VII - Companhia Energética de Alagoas and the public service concession of electric power distribution which it was the holder;

VIII - Companhia de Energia do Piauí and the public service concession of electric power distribution which it was the holder;

IX - Centrais Elétricas de Rondônia S.A., and the public service concession of electric power distribution which it was the holder;

X - concessions of generation of the following hydroelectric plants:

a) Volta Grande Hydroelectric Plant;

b) Miranda Hydroelectric Plant;

c) São Simão Hydroelectric Plant;

d) Pery Hydroelectric Plant; and

Free Translation

Annex 4 - Decree No. 8,893 of November 01, 2016

e) Agro Trafo Hydroelectric Plant; and

XI - assets property of Companhia de Pesquisa e Recursos Minerais - CPRM, which comprehend the following projects:

a) Miriri phosphate, in the States of Pernambuco and Paraíba;

b) copper, lead, and zinc from Palmeirópolis, in the State of Tocantins;

c) Candiota’s coal , in the State of Rio Grande do Sul; and

d) Bom Jardim de Goiás’ copper, in the State of Goiás.

Art. 2 The Brazilian National Bank of Economical and Social Development - BNDES is designated as responsible for the performance and follow-up of the privatization process of the concessionaire companies of public service of electric power distribution dealt with in items IV to IX of the main clause of art. 1, under the terms of art. 6, § 1, and of art. 18, of Law no. 9.491, of September 9, 1997, with the following competences:

I – to disclose and provide, where applicable, the information exclusively related to the privatization process dealt with in the main clause, including to fulfillment of requests of the Investment Partnership Program of the Presidency of the Republic’s Board and other competent authorities.

II – to promote the contracting of consultancy, audit, and other specialized services required to the performance of the privatizations;

III – to promote the articulation with the distribution system of securities and the stock exchanges;

IV – to select and register companies of recognized reputation and traditional actuation in the negotiation of capital, transfer of shareholding control, sale, and lease of assets;

V – to prepare the documentation of the privatization processes for appreciation of the Federal Audit Court.

Art. 3 The Ministry of Mines and Energy is designated as responsible for the coordination and monitoring of the procedures and stages of the privatization process addressed in art. 2, without prejudice of the competences assigned to BNDES.

Art. 4 This Decree takes effect on the date of its publication.

Brasília, November 1, 2016; 195th of the Independence and 128th of the Republic.

MICHEL TEMER

Fernando Coelho Filho

Dyogo Henrique de Oliveira

This text does not replace the one published on DOU of November 03, 2016

Free Translation

Annex 5 - Official Letter No. 53/2017/CVM/SEP/GEA3

Official Letter 53/2017/CVM/SEP/GEA-3

Rio de Janeiro, March 20, 2017.

Subject: Listed Company Consultation
              CVM Procedure No 19957.002135/2017-95

Dear Officer,

1. In reference to the consultation filed by Centrais Elétricas Brasileiras S.A. ("Company") on March 10, 2017 related to the applicability of the preemptive right set forth in art. 253, I, of Law 6,404/76 to the presented operation.

2. According to the documentation presented by the Company, the companies mentioned in the consultation did not convert into wholly-owned subsidiaries by means of a merger of shares - what, according to the most recent decisions of the CVM Board, would remove the enforceability of the right provided for in art. 253 of Law 6,404/76.

Best regards

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.